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                             November 12, 2020

       Robert Antokol
       Chief Executive Officer
       Playtika Holding Corp.
       c/o Playtika Ltd.
       HaChoshlim St 8
       Herzliya Pituarch, Israel

                                                        Re: Playtika Holding
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
16, 2020
                                                            CIK No. 0001828016

       Dear Mr. Antokol:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 16, 2020

       Overview, page 1

   1. Your presentation of revenues, net loss, net loss margins, Adjusted EBITDA and
                                                        Adjusted EBITDA margins
for the twelve month period ended June 30, 2020 appears to
                                                        place undue emphasis on
measures for financial statement periods that are not provided elsewhere in your
filing. Please revise here and on page 93 to provide balancing disclosure that also discusses
these amounts for the six months ended June 30, 2020 or the twelve months ended December
31, 2019.
 Robert Antokol
FirstName LastNameRobert  Antokol
Playtika Holding Corp.
Comapany 12,
November   NamePlaytika
              2020      Holding Corp.
November
Page 2    12, 2020 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please include a chart depicting your corporate structure both before and after this offering, including the percentage of voting power held by Alpha Frontier Limited and its subsidiaries and the investors in this offering. Also, disclose the identities of the investors that control Alpha Frontier Limited and the natural persons having voting and dispositive power over the securities held by Alpha Frontier Limited. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 74

3. To enhance to comparability of your disclosures, please revise to quantify the amount of revenue generated from your proprietary platforms for the six months ended June 30,
         2019 as well as the twelve months ended December 31, 2019 and 2020. Please also revise to separately quantify the amount of revenue generated through Apple, Facebook and
         Google for the same periods.
Results of Operations, page 76

4. Please revise to address any material changes between periods in the amount of revenue derived from third party platforms compared to your proprietary platforms. If applicable, please also address how these changes impacted your cost of revenue trends between periods.
Revenues, page 77

5. Please include in this section a discussion of the change for each period in the number of paying users as well as the percentage of revenue attributable to new paying users versus existing paying users. Refer to Item 303(a) of Regulation S-K and
Section III.B of SEC
         Release No. 33-8350.
Management, page 111

6. We note that Tian Lin and Wei Liu, members of your board of directors, are affiliated with Giant Network Group Co., Ltd., which controls you through its interest in Playtika
         Holding UK. Please disclose whether Mr. Lin or Ms. Liu were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering. Refer to Item 401(a) of Regulation S-K. Certain Relationships and Related Party Transactions
Equity Plan Stockholders Agreement, page 145

7. Please disclose the holders of your capital stock, entities affiliated with certain of your directors, as well as your executive officers and directors who are parties to the equity plan stockholders agreement.
 Robert Antokol
Playtika Holding Corp.
November 12, 2020
Page 3
Consolidated Financial Statements
Consolidated Statement of Stockholders    Equity (Deficit), page F-5

8. We note the $2.4 billion distribution exceeded the balance of retained earnings. Please explain to us why it was not partially reported as a return of paid-in capital.
Revenue Recognition, page F-12

9. You disclose on page 93 that approximately half of your revenues for the twelve months ended June 30, 2020 came from users who downloaded or first played your games in 2016 or earlier. However, on page F-13, you state that revenue from the sale of durable virtual goods is recognized ratably over the estimated average paying player life, which is usually up to one year. Please explain how you considered user revenue cohort data in determining the estimated average life of paying players for durable virtual goods. Please also tell us how your average paying player life varies by specific game, platform type
         (mobile or web), geographic location or other criteria. To the extent that your average paying player lives differ, please revise to provide more granular discussion of the estimated average paying player life in your revenue policy disclosures.
10. Your disclosure on page F-14 indicates that you are acting as an agent in your advertising arrangements and recognize revenue related to these arrangements on a net basis. Please explain who is the principal in these arrangements and how you determined that you do not control the display of advertisements to customers within your mobile games. Please refer to ASC 606-10-55-36 through 55-40.
Note 2. Business Combinations, page F-18

11. We note that you have not provided financial statements or pro forma financial information for your acquisition of Seriously Holding Corp. Please provide us with the significant tests you performed to determine that this information was not required under
         Rule 3-05 and Article 11 of Regulation S-X.
Note 18. Transactions and Balances with Related Parties, page F-39

12. Please revise to disclose the $2.4 billion cash dividend paid to Playtika Holdings UK in
         August 2019.
General

13. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameRobert Antokol
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NamePlaytika
       present to potentialHolding
                            investorsCorp.
                                      in reliance on Section 5(d) of the
Securities Act, whether or
       not they
November        retainPage
           12, 2020    copies
                           3 of the communications.
FirstName LastName
 Robert Antokol
FirstName LastNameRobert  Antokol
Playtika Holding Corp.
Comapany 12,
November   NamePlaytika
              2020      Holding Corp.
November
Page 4    12, 2020 Page 4
FirstName LastName
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael Treska